Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 624,180,512

Date: March 6, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of February 28, 2023, the Company has operations in 19 states including operating 148 dispensaries, with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited, a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On February 17, 2023, Curaleaf announced the opening of its new dispensary in Boca Raton, FL.

Please see the Issuer’s press release dated February 17, 2023, filed on the Issuer’s website, for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, participated in a Twitter Spaces with Toby Channabis on February 2nd, discussing Curaleaf’s recent announcement of its proactive exit in the California, Colorado and Oregon markets.

Matt Darin, CEO, was featured on the cover of the January/February edition of Global Cannabis Times titled, “Man with the Brand”. On February 8th, Mr. Darin was quoted in the Global Cannabis Times article titled, “Is Bigger Better?” to discuss the scale, breadth and depth of Curaleaf”. On February 17th, Mr. Darin appeared on live broadcast with Cheddar News for a segment titled, “Cannabis Giant Curaleaf Rolls Out Twitter Ads Following Policy Change.” Mr. Darin took part in Bloomberg’s Businessweek Podcast on February 22nd titled, “Curaleaf CEO Sees Immense Demand in Florida.”

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

Please refer to Item 1 for new dispensary openings during the month of February.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of February 28, 2023, the Issuer had a total of 5,626 employees, which includes 120 new hires and 194 terminations in the month of February.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

No changes since last reporting on Form 7.

Eagle Valley Holdings, LLC

On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s $211 million acquisiton of the Bloom assets, claiming primarily that the defendants intentionally hid (i) extensive mold in their cultivation facility, which required Curaleaf to temporarily shut it down in order to perform significant remediation work; and (ii) their illegal operation of a joint venture delivery service. Pursuant to the terms of the parties’ governing agreements, Plaintiff withheld $36.6 million from the Bloom sellers against payment of a $50 million purchase price note that was due to the Bloom sellers on January 19, 2023.  Among other things, Curaleaf is seeking declaratory relief from the court as it relates to its right to withhold the claimed damages from the purchaser note pursuant to the terms of the parties' agreement.  On February 3, 2023, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiff and certain affiliates.  The third-party claims include claims for breach of contract, breach of implied covenant of good faith, a request for appointment of a receiver to manage the Bloom operation while defendants seek to take possession of the Bloom assets, which constitute the collateral for the remaining portion of the purchase price for the Bloom assets.  The Company believes strongly in its claims and that it has acted within the rubric of the parties’ governing agreements and further believes that the defendants’ counterclaims are without merit.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	1,589	Shares issued in connection with RSU conversions and option exercises during the month of February, 2023.	The proceeds from payment of the exercise/conversion price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the expected benefits of recently opened dispensaries and (ii) the Issuer's current litigation and arbitration proceedings. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer's management's discussion and analysis for the year ended December 31, 2021 and under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2021, and in other filings that the Company has made and may make in the future with the Canadian securities regulatory authorities available on SEDAR under the Issuer’s profile at www.sedar.com or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated:    March 6, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended February 28, 2023	Date of Report YY/MM/DD March 6, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com